SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September, 2009

ECTEL LTD.

(Translation of Registrant’s Name into English)

10 Amal Street
Park Afek
Rosh Ha'ayin 48092
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on September 21, 2009 announcing “ECtel Receives NASDAQ Notice of Bid Price Deficiency”. Such press release is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-127576.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//	Gal Sperber-Kovashi
Gal Sperber-Kovashi
General Counsel & Corporate Secretary

Dated:  September 21, 2009

Index to Exhibits

Exhibit No.	Exhibit

1	Press Release issued September 21, 2009

ECtel Receives NASDAQ Notice of Bid Price Deficiency

ROSH HA’AYIN, Israel – September 21, 2009 – ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers, announced today that on September 15, 2009, the Company received a letter from NASDAQ stating that the Company is not in compliance with NASDAQ Marketplace Rule 5450 (a)(1) (the "Minimum Bid Price Rule") because shares of its common stock had closed at a per share bid price of less than $1.00 for 30 consecutive business days. In accordance with Marketplace Rule 5810(c)(3)(A), the Company has been provided with 180 calendar days, or until March 15, 2010, to regain compliance with the Minimum Bid Price Rule.

If at any time prior to March 15, 2010, the bid price of the Company's securities closes at $1.00 per share or more, for a minimum of 10 consecutive business days, NASDAQ will provide written notification that compliance has been regained.

In the event the Company does not regain compliance with the Minimum Bid Price Rule prior to the expiration of the grace period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may be eligible for an additional grace period if it meets the initial listing standards, with the exception of bid price, for The NASDAQ Capital Market. To avail itself of this alternative, the Company will need to submit an application to transfer its securities to The NASDAQ Capital Market.

About ECtel
ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices and presence in the Americas, Europe and Asia. For more information, visit www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, ,the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact: Michael Neumann Senior Vice President and CFO Tel: +972-3-9002115 Email: mickeyne@ectel.com	Investor Relations Contacts: GK Investor Relations for ECtel Ehud Helft\Kenny Green Tel: 617 418 3096 \ 646 201 9246 Email: info@gkir.com